Asx Announcement

(ASX: NVX)

EXHIBIT 99.1
Market Conditions Lead Axon Graphite to Withdraw IPO

Chattanooga, TN (USA), 1 August 2025 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company announces that NOVONIX and Lithium Energy Limited have determined not to proceed with completion under the Mt Dromedary SPA and the spin-out of their consolidated graphite assets via an IPO of shares in Axon Graphite.

Background and Recent Activities
On 3 April 2024, NOVONIX entered into a Share Sale and Purchase Agreement (Mt Dromedary SPA) with Lithium Energy Limited (ASX: LEL) (Lithium Energy), for Lithium Energy to acquire the Mt Dromedary Graphite Deposit (Mt Dromedary), which is located directly adjacent to and is a continuation of the graphite mineralisation within Lithium Energy’s Burke Graphite Deposit, in Queensland.

NOVONIX and Lithium Energy had proposed to spin-out their consolidated high-grade graphite assets via an Initial Public Offering (IPO) by Axon Graphite Limited (Axon Graphite) (being a subsidiary of Lithium Energy).

In light of prevailing market conditions and following consultation with the lead manager, NOVONIX and Lithium Energy have determined not to proceed with completion under the Mt Dromedary SPA and the spin-out of their consolidated graphite assets via an IPO of shares in Axon Graphite. The Company is reviewing how best to progress Mt Dromedary to deliver value to its shareholders. NOVONIX’s nominees (Anthony Bellas and Dr. J. Christopher Burns) have resigned as Directors of Axon Graphite.

This announcement has been authorized for release by Ron Edmonds, Chairman.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing operations, and has developed a patented all-dry, zero-waste cathode synthesis process.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

Asx Announcement

(ASX: NVX)

Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)
Stephanie Reid, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include statements we make regarding our plans relating to our Mt Dromedary asset.

We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, consummation of divesture transactions on terms that are acceptable to us, the timely deployment and scaling of our furnace technology, our ability to meet the technical specifications and demand of our existing and future customers, the accuracy of our estimates regarding market size, expenses, future revenue, capital requirements, needs and access for additional financing, the availability and impact and our compliance with the applicable terms of government financing support, our ability to obtain patent rights effective to protect our technologies and processes and successfully defend any challenges to such rights and prevent others from commercializing such technologies and processes, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

Asx Announcement

(ASX: NVX)

of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com